Figma, Inc.
760 Market Street, Floor 10
San Francisco, CA 94102
July 29, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Uwem Bassey Larry Spirgel Anastasia Kaluzienski Robert Littlepage

Re:	Figma, Inc. Registration Statement on Form S-1, as amended (File No. 333-288451) Request for Acceleration of Effective Date
Requested Date: July 30, 2025
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Figma, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Ran Ben-Tzur and Michael Esquivel, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613, or in his absence, Mr. Esquivel at (650) 335-7913.

Sincerely,

FIGMA, INC.

By:	/s/ Dylan Field
Dylan Field
Chief Executive Officer and President
cc:
Praveer Melwani, Chief Financial Officer
Brendan Mulligan, Esq., General Counsel and Secretary
Figma, Inc.
Ran Ben-Tzur, Esq.
Jennifer Hitchcock, Esq.
Aman Singh, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Richard Kim, Esq.
Latham & Watkins LLP